SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2004

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Luis Felipe Pedreira Dutra Leite
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 - 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 -ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2004	12.31.2004	2	04.01.2004	06.30.2004	1	01.01.2004	03.31.2004
09 - INDEPENDENT ACCOUNTANT Deloitte Touch Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato					12 - CPF (INDIVIDUAL TAX ID) 060.977.208-23

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2004	2 - PREVIOUS QUARTER 03/31/2004	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2003
Paid-in Capital
1 - Common	15,692,063	15,735,878	15,735,878
2 - Preferred	22,121,315	22,801,455	22,801,455
3 - Total	37,813,378	38,537,333	38,537,333
Treasury Stock
4 - Common	60,731	104,546	104,546
5 - Preferred	1,046,077	900,627	399,489
6 - Total	1,106,808	1,005,173	504,035

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE (THOUSANDS)	7 - NUMBER (IN REAIS)	8 -SHARE PRICE
01	04/28/2004	3,142,055	17,996	Private Subscription in Cash	55,727	0.3229310000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 07/30/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
1	Total assets	6,966,487	6,690,662
1.01	Current assets	278,372	164,987
1.01.01	Available funds	67	1,911
1.01.01.01	Cash and cash equivalents	67	1,911
1.01.02	Credits	35,588	39,273
1.01.02.01	Taxes recoverable	35,588	39,273
1.01.03	Inventories	0	0
1.01.04	Other	242,717	123,803
1.01.04.01	Dividends and/or interest on own capital receivable	242,438	122,461
1.01.04.02	Other assets	279	1,342
1.02	Long-term receivables	535,768	544,539
1.02.01	Sundry credits	451,053	459,985
1.02.01.01	Deposits in court	42,131	42,219
1.02.01.02	Advances to employees for purchase of shares	174,890	178,627
1.02.01.03	Deferred income tax and social contribution	234,032	239,139
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	84,715	84,554
1.02.03.01	Other assets	84,715	84,554
1.03	Permanent assets	6,152,347	5,981,136
1.03.01	Investments	6,152,347	5,981,136
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	6,113,505	5,961,426
1.03.01.02.01	Subsidiaries	5,836,994	5,663,628
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill (net)	276,511	297,798
1.03.01.03	Other investments	38,842	19,710
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
2	Total liabilities and shareholders' equity	6,966,487	6,690,662
2.01	Current liabilities	2,747,870	2,079,401
2.01.01	Loans and financings	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	17	14
2.01.04	Taxes, charges and contributions	514	4,662
2.01.04.01	Other taxes, charges and contributions	514	4,662
2.01.05	Dividends payable	213,645	116,575
2.01.05.01	Dividends payable	10,350	11,471
2.01.05.02	Provision for interest on own capital	203,295	105,104
2.01.06	Provisions	4,329	2,380
2.01.06.01	Social and labor	2,093	1,172
2.01.06.02	Statutory	2,236	1,208
2.01.07	Payable to related parties	2,529,362	1,955,766
2.01.08	Other	3	4
2.01.08.01	Payroll, profit sharing and related charges	0	0
2.01.08.02	Other liabilities	3	4
2.02	Long-term liabilities	147,345	155,998
2.02.01	Loans and financings	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	147,345	146,968
2.02.03.01	For contingencies	147,345	146,968
2.02.04	Payable to related parties	0	0
2.02.05	Other	0	9,030
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,071,272	4,455,263
2.05.01	Paid-in capital	3,142,055	3,124,059
2.05.02	Capital reserves	19,173	19,173
2.05.02.01	Advances for future capital increase	0	0
2.05.02.02	Share repurchase option premium	7,448	7,448
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	910,044	1,111,335
2.05.04.01	Legal	237,335	208,831
2.05.04.02	Statutory	1,248,306	1,271,399
2.05.04.02.01	For investments	1,248,306	1,271,399
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	25,875
2.05.04.05.01	Future capital increase	0	25,875
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(575,597)	(394,770)
2.05.04.07.01	Treasury stock	(575,597)	(394,770)
2.05.05	Retained earnings	0	200,696

03.01 - INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2004 to 06/30/2004	4 - 01/01/2004 to 06/30/2004	5 - 04/01/2003 to 06/30/2003	6 - 01/01/2003 to 06/30/2003
3.01	Gross sales and/or services	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating Expenses/Income	271,196	577,246	97,743	784,282
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(1,951)	(14,928)	(861)	(2,821)
3.06.02.01	Administrative	207	(1,557)	(328)	(969)
3.06.02.02	Management fees	(2,041)	(3,486)	(71)	(888)
3.06.02.03	Provisions for contingencies	(117)	(9,885)	(462)	(964)
3.06.03	Financial	3,078	5,679	(26,544)	(29,401)
3.06.03.01	Financial income	11,888	22,145	4,699	21,433
3.06.03.02	Financial expenses	(8,810)	(16,466)	(31,243)	(50,834)
3.06.04	Other operating income	0	0	11	19
3.06.05	Other operating expenses	(23,273)	(46,004)	(21,245)	(42,429)
3.06.05.01	Goodwill amortization - subsidiaries	(21,287)	(42,472)	(21,185)	(42,369)
3.06.05.02	Other	(1,986)	(3,532)	(60)	(60)
3.06.06	Equity in the earnings of subsidiaries	293,342	632,499	146,382	858,914
3.07	Operating profit	271,196	577,246	97,743	784,282
3.08	Non-operating results	0	0	1	(215,443)
3.08.01	Income	0	0	1	1
3.08.02	Expenses	0	0	0	(215,444)
3.09	Income before taxes/profit sharing	271,196	577,246	97,744	568,839
3.10	Income tax and social contribution	0	0	0	0
3.11	Deferred income tax and social contribution	(5,107)	(4,939)	30,589	61,484
3.12	Statutory profit sharing/contributions	(1,028)	(2,236)	176	7,148
3.12.01	Profit sharing	(1,028)	(2,236)	176	7,148
3.12.01.01	Management	(1,028)	(2,236)	176	7,148
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	265,061	570,071	128,509	637,471
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	36,706,570	36,706,570	38,033,298	38,033,298
	EARNINGS PER SHARE	0.00722	0.01553	0.00338	0.01676
	LOSS PER SHARE

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

Amounts in thousands of Reais

1 Operating Activities

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the Company or AmBev), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, and malt either directly or by participating in other companies in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil and other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, sale and distribution of the “Guaraná Antarctica” internationally. Based on this agreement, this product is already being sold in Portugal and Spain.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

(b) Agreement with Interbrew

As announced on March 3, 2004, AmBev and Interbrew S.A. executed an agreement that established an alliance between the two companies. Such alliance basically consists of the following:

a)

AmBev will acquire Labatt Brewing Company Limited (Labatt), through the incorporation of Labatt Brewing Canada Holding Ltd. (Labatt Holding), wholly parent company of Labatt and wholly-owned subsidiary of Interbrew, through AmBev’s issuance of 7.9 billion common shares and 11.4 billion preferred shares; and

b)	Interbrew S.A. will issue 141.7 million shares in favor of AmBev’s current controlling shareholders, receiving in exchange the indirect ownership of 8.3 billion common shares of the Company.

On July 27, 2004 the call for the Special Shareholders’ Meeting to be held on August 27, 2004 was announced, in order to decide about the Company’s incorporation of Labatt Holding.

2 Significant Accounting Practices

(a) Quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions. This includes several estimates relating to the useful lives of property, plant and equipment, the necessary provisions for contingent liabilities and income tax, and other similar provisions. Although they are the best estimates of management, actual data and values could differ from such estimates.

The accounting practices adopted in preparing the quarterly information are consistent with those adopted by the Company in preparing the audited financial statements for the year ended December 31, 2003.

The quarterly information and our financial statements prepared for the year ended December 31, 2003 should be read as a whole. Our statements of income for the three- and six-month period ended June 30, 2004 are not necessarily indicative of the income for the full year ending on December 31, 2004.

(b) Consolidated financial statements

All assets, liabilities and results of the Company’s subsidiaries are consolidated, and the interest of minority shareholders in the shareholders’ equity and results of subsidiaries is segregated.

The balance of assets, liabilities, income and expenses arising from consolidated intercompany transactions were eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

(c) Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

Quilmes Industrial S.A. (Quinsa) has been acquiring its own shares, therefore changing the Company’s percentage of interest in Quinsa, which reached 50.98% as of June 30, 2004. Such acquisitions generated a R$ 16,866 loss in the Company’s results for the quarter ended June 30, 2004, (R$ 13,933 in the quarter ended March 31, 2004), because the amount paid was higher than the shares’ equity value. The total goodwill determined in the acquisition of Quinsa is economically based on expected future profitability, to be amortized over ten years.

Quinsa’s controllers have the right to exchange their 373.5 million class A Quinsa shares for AmBev shares during specified periods each year starting as from April 2003, or at any time if there is a change in AmBev’s control structure. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev’s shares to be issued to Quinsa’s principal shareholders shall be determined by an agreed formula based on the two companies’ EBITDA.

The net assets of Quinsa, of Agrega Inteligência em Compras Ltda. (“Agrega”) and of Ice Tea do Brasil Ltda (“ITB”), proportionally consolidated in the Company's financial statements, are as follows:

June 30, 2004

	Quinsa(i)	Agrega(ii)	ITB(iii)	Total

Current assets	428,732	325	323	429,380
Long-term receivables	207,090		6,223	213,313
Permanent assets	235,326	509	1,024	1,236,859
Current liabilities	(301,304)	(1,480)	(5)	(302,789)
Long-term liabilities	(450,866)		(11,199)	(462,065)
Minority interest	(215,668)			(215,668)

Total net assets	903,310	(646)	(3,634)	899,030

(i)	50.98% ownership interest.
(ii)	50% ownership interest.
(iii)	50% ownership interest.

March 31, 2004

	Quinsa(i)	Agrega(ii)	ITB(iii)	Total

Current assets	379,172	704	312	380,188
Long-term receivables	200,823		6,080	206,903
Permanent assets	1,180,081	491	1,086	1,181,658
Current liabilities	(284,068)	(1,147)	12	(285,203)
Long-term liabilities	(387,766)		(11,000)	(398,766)
Minority interest	(217,261)			(217,261)

Total net assets	870,981	48	(3,510)	867,519

(i)	50.34% ownership interest.
(ii)	50% ownership interest.
(iii)	50% ownership interest.

Quinsa, Agrega, and ITB’s results, proportionally consolidated in the Company’s financial statements, are as follows for the quarters ended:

June 30, 2004

	Quinsa	Agrega	ITB	Total

Net sales	219,453	127		219,580
Cost of products and services sold	(106,963)			(106,963)

Gross profit	112,490	127		112,617
Operating expenses	(113,418)	(820)	(187)	(114,425)

Operating loss	(928)	(693)	(187)	(1,808)

Non-operating income	622			622
Income tax provision	(5,899)		64	(5,835)
Profit sharing	(794)			(794)
Minority interest	(2,019)			(2,019)

Loss for the period	(9,018)	(693)	(123)	(9,834)

June 30, 2003

	Quinsa	Agrega	ITB	Total

Net sales	143,632	148	2,796	146,576
Cost of products and services sold	(85,785)		(1,964)	(87,749)

Gross profit	57,847	148	832	58,827
Operating expenses	(38,781)	(653)	(1,478)	(40,912)

Operating income (loss)	19,066	(505)	(646)	17,915

Non-operating income	(11,592)			(11,592)
Income tax provision	73		231	304
Minority interest	(2,826)			(2,826)

Net income (loss) for the period	4,721	(505)	(415)	3,801

(d) Transactions with related parties

Transactions with related parties include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled subsidiaries (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are not subject to financial charges. Agreements involving the Company’s foreign subsidiaries are usually updated based on the U.S. dollar variation, plus 10% interest p.a. Intercompany loans are consolidated based on the same criteria described above.

3 Other assets

	Parent Company		Consolidated

	06.30.04	03.31.04	06.30.04	03.31.04

Current assets
Deferred result of commodities swap and forward operations, net			114	373
Other accounts receivable	279	1,342	127,814	132,801
Prepaid expenses			149,929	120,484
Advances to suppliers and others			45,028	43,775

	279	1,342	322,885	297,433

Long term receivables
Long-term financial investments			90,767	79,283
Other taxes and charges recoverable	84,715	84,554	344,610	342,114
Prepaid expenses			114,948	117,640
Other accounts receivable			47,343	56,104
Surplus assets – Instituto AmBev			22,030	22,030

	84,715	84,554	619,698	617,171

4 Holdings in Direct Subsidiaries

(a) Changes, including goodwill and negative goodwill, of holdings in direct subsidiaries

Description	CBB	Arosuco	Agrega	Hohneck(i)	Total

Balance on March 31, 2004	5,676,233	285,133	48	12	5,961,426
Dividends received and receivable	(119,976)				(119,976)
Equity in the results of affiliates	244,568	49,468	(693)	(1)	293,342
Amortization of goodwill	(21,287)				(21,287)

Balance on June 30, 2004	5,779,538	334,601	(645)	11	6,113,505

(i)	Headquartered abroad.

(b) Information on direct subsidiaries

June 30, 2004

Description	CBB	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
. Common shares/quotas	19,881,631	0,3	6,510	10,000
. Preferred shares	35,206,009

Total shares/quotas	55,087,640	0,3	6,510	10,000

Percentage of direct holding
. In relation to preferred shares	100
. In relation to common shares/quotas	99.9	99.7	50	0.009
. In relation to total shares/quotas	99.9	99.7	50	0.009

Information on the financial statements of direct subsidiaries:

Adjusted shareholder’s equity	5,503,034	335,599	(1,292)	1,242,803

Adjusted net income (loss)	224,281	41,833	(1,387)	(62,140)

March 31, 2004

Description	CBB	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
. Common shares/quotas	19,881,631	0,3	6,510	10,000
. Preferred shares	35,206,009

Total shares/quotas	55,087,640	0,3	6,510	10,000

Percentage of direct holding
. In relation to preferred shares	100
. Common shares/quotas	99.9	99.7	50	0.009
. In relation to total shares/quotas	99.9	99.7	50	0.009

Information on the financial statements of directly controlled subsidiaries:

Adjusted shareholder's equity	5,378,442	285,984	94	1,304,942

Adjusted net income (loss) for the quarter	258,180	50,768	(1,143)	(10,209)

Due to inter-company results, unrealized profits and fiscal incentives, the equity in the results of certain subsidiaries, as shown in note 4(a) may not correspond to the holding percentage applied to the subsidiary’s result in the quarter, listed in this note.

(c) Main indirect holdings in subsidiaries

Total percentage of indirect holding

Company name	06.30.04	03.31.04

Brazil
Eagle	100	100
IBA-Sudeste	99.3	99.3

Abroad
Jalua Spain S.A.	100	100
Lambic S.A.	87.3	87.3
Monthiers (i)	100	100
Aspen	100	100

(i)	Wholly-owned subsidiary of Jalua Spain S.A.

5 Property, plant and equipment

(a) Break-down of property, plant and equipment

Consolidated

			06.30.04	03.31.04

	Cost	Accumulated depreciation	Residual value	Residual value	Annual depreciation rates - %

Land	266,859		266,859	226,968
Buildings and constructions	2,093,253	(875,422)	1,217,831	1,293,022	4
Machinery and equipment	5,922,146	(4,598,065)	1,324,081	1,304,350	10 to 20
Offsite equipment	1,171,629	(507,990)	663,639	604,068	10 to 20
Other assets and intangibles	1,021,442	(441,229)	580,213	601,670	4 to 20
Constructions in progress	223,224		223,224	151,086

	10,698,553	(6,422,706)	4,275,847	4,181,164

As of June 30, 2004, the subsidiaries held for sale properties, with a book value of R$ 137,454 (March 31, 2004 – R$ 141,701), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 86,058 (March 31, 2004 – R$ 88,721).

During the quarter there was no provision for potential losses on realization of property, machinery and equipment.

(b) Assets with restrictions

Due to bank loans taken by the Company and its subsidiaries, on June 30, 2004 there is property, machinery and equipment whose availability is restricted, in the residual amount of R$ 1,060,664 (March 31, 2004 - R$ 995,208). Such restriction has no impact on the use of such assets and on the Company's operations.

6 Loans and Financing

			Consolidated

			Current		Long-term

Type/purpose	Financial charges (p.a.)	Final maturity	06.30.04	03.31.04	06.30.04	03.31.04

Local currency
ICMS sales tax incentives	4.42%	June 2013	45,097	28,091	340,777	352,659
Capital expenditures	2.40% above the TJLP	December 2008	177,560	202,434	234,777	269,073
Other	2.62% above the TJLP	June 2007	11,023	24,902	335	374

			233,680	255,427	575,889	622,106

Foreign currency
Syndicated loan	2.4% above quarterly LIBOR (i)	August 2004	1,125,679	1,098,117
Foreign debt securities	10.55%	September 2013	59,576	65,660	3,107,500	2,908,600
Raw material import financing	4.77%	May 2005	235,673	216,854		34,306
Capital expenditures	8.94%	January 2009	125,029	103,951	452,105	401,728
Other (ii)	9.43%	October 2008	487,827	489,145	68,582	40,513

			2,033,784	1,973,727	3,628,187	3,385,147

			2,267,464	2,229,154	4,204,076	4,007,253

(i)	Fixed interest rate of 5.95% per annum through a LIBOR swap operation (note 6 (d)).
(ii)	This includes financings (including interest) linked to local currency in Argentina, Ecuador, Peru, Uruguay, Venezuela and the Dominican Republic.

Abbreviations used: ..TJLP - Long Term Interest Rate; LIBOR - London Interbank Offered Rate; ICMS - Value-added Tax on Sales and Services.

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes on the international market are guaranteed by collaterals of AmBev and its subsidiaries.

(b) Due dates

As of June 30, 2004 long-term financings fall due as follows:

2005	115,729
2006	424,400
2007	169,322
2008	187,374
2009	22,290
2010	70,727
2011	1,581,971
2012	78,513
2013 and on	1,553,750

4,204,076

(c) ICMS sales tax incentives

Description	06.30.04	03.31.04

Short and long term balances
Financings	385,874	380,749
Deferrals of taxes on sales	362,851	377,863

	748,725	758,612

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually over five years as from the original due date.

The amount of R$ 362,851 (March 31, 2004 - R$ 377,863) of Sales tax deferrals includes a current portion of R$130,983 (March 31, 2004 - R$ 162,648) classified under Other taxes and contributions payable.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

The syndicated loan in Yens is guaranteed by cosignatures of AmBev and subsidiaries. On June 30, 2004, by means of a LIBOR swap, this loan is indexed to fixed interest of 5.95% per annum.

(e) Notes issued on the international market

CBB issued in September 2003 US$ 500 million in foreign securities (Bond 2013), with a guarantee from AmBev. These Notes incur 8.75%% interest p.a., and will be amortized semi-annually as from March 2004, with final maturity in September 2013. There is a contractual provision for a 0.5% p.a. increase, if such Notes are not filed with the U.S. Securities and Exchange Commission - SEC by September 18, 2004.

CBB issued in December 2001 US$ 500 million in foreign securities (Bond 2011), with a guarantee from AmBev. These Notes incur 10.7% interest p.a., amortized semi-annually as from July 2002, with final maturity in December 2011. The Company filed Bond 2011 with the SEC on October 4, 2002.

(f) Contractual clauses

As of June 30, 2004, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans, except for what is mentioned in the following paragraph.

During the year 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings payment terms. On June 30, 2004, the portion of debt in the amount of US$ 4.3 million was recorded under current liabilities, because certain liquidity ratio covenants have not been fulfilled.

7 Other Liabilities

	Parent Company		Consolidated

	06.30.04	03.31.04	06.30.04	03.31.04

Current liabilities

Profit sharing - employees and management			53,379	29,023
Other accounts payable	3	4	117,407	144,202
Provision for clearing of area			49,481	87,678
Accounts payable - acquisition of Embodom			62,675	59,038
Advances from client			3,202	3,370
Net deferred income from swap and forward operations			13,891	2,854

	3	4	300,035	326,165

Long-term liabilities

Advance for future capital increase (AFAC)		9,030		9,030
Provision for health care benefits			75,717	74,294
Deferred income tax and social contribution			56,514	23,059
Other accounts payable			39,367	36,195
Suppliers			4,195	624

		9,030	175,793	143,202

8 Liabilities Related to Fiscal Claims and Provisions for Contingencies

	Consolidated

	06.30.04	03.31.04

Social Integration Program (PIS)
and Social Contribution on Revenue (COFINS)	363,773	355,973
Value-added Tax on Sales and Services (ICMS)
and Excise Tax (IPI)	538,691	540,259
Income Tax and Social Contribution	48,238	44,398
Labor claims	205,925	204,671
Lawsuits involving distributors and resellers	34,325	34,193
Other	91,416	90,746

	1,282,368	1,270,240

As of June 30, 2004, the Company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 1,777,500 (March 31, 2004 – R$ 1,221,043).

Principal liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

(i)PIS – The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution on other revenues, as prescribed by current legislation.

(ii)COFINS - The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company, which allows it to pay COFINS on billings, releasing it from paying such contribution on other income. Following the enactment of Law No. 10,833/03 of December 29, 2003, effective February 1, 2004 the Company began to pay such contribution.

(b) ICMS and IPI Tax

This provision relates mainly to challenges of zero-rated presumed IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

Zero-rated IPI credits, which have not been used by the Company yet, totaling R$ 228,056 as of June 30, 2004, were recorded under Other taxes and charges recoverable, in long-term assets.

(c) Income Tax and Social Contribution on Net Profits (CSLL)

This provision relates substantially to the recognition of the deductibility of interest on own capital in the calculation of CSLL for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. On June 30, 2004, deposits related to labor claims made by the Company and its subsidiaries, restated based on official indices, amounted to R$ 124,734 (March 31, 2003 - R$ 117,811).

(e) Distributors’ claims

This provision relates mainly to contractual rescissions between the Company’s subsidiaries and certain distributors, due to the restructuring process carried out in the distribution network, and in some cases, because of non-compliance with the Company’s directives.

(f) Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

9 Social Programs

(a) AmBev Private Pension Plan Institute (IAPP)

CBB and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and by the sponsor, and managed by Instituto AmBev. The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended June 30, 2004, the Company and its subsidiaries made contributions of R$ 915 (June 30, 2003 – R$1,081) to IAPP.

(b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. Currently the Company does not grant such new benefits. On June 30, 2004, the balance of R$ 75,717 (March 31, 2004 – R$ 74,294) was recorded in the Company’s consolidated financial statements under Provision for employee benefits in long-term liabilities.

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The Zerrenner Foundation’s chief objectives are to provide the sponsoring companies’ employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the Company in its financial statements, as prescribed in NPC 26.

10 Shareholders’ Equity

(a) Changes in shareholders’ equity of the parent company

	Subscribed and paid-in capital	Capital reserve	Legal reserve	Reserve for future capital increase	Statutory reserve for investments	Treasury Stock	Retained earnings	Total

At March 31, 2004	3,124,059	19,173	208,831	25,875	1,271,399	(394,770)	200,696	4,455,263
Exercise of options of the stock ownership plan	17,996							17,996
Share buyback						(568,857)		(568,857)
Cancellation of treasury stock				(25,875)	(362,155)	388,030
Advances of dividends as interest on own equity							(98,191)	(98,191)
Appropriation and uses of net income			28,504		339,062		(367,566)
Income for the period							265,061	265,061

At June 30, 2004	3,142,055	19,173	237,335	-	1,248,306	(575,597)		4,071,272

(b) Subscribed and paid-in capital

In April 2004, the Company decided to make a capital increase of R$ 17,996, by using the advance for future capital increase in the amount of R$ 9,030, originally classified under the long-term liabilities, and the remainder paid in the same month, through the private subscription of 55,727,205 preferred shares, exclusively to fulfill the provision in the Stock Option Plan.

(c) Appropriation of net income for the year and transfers to statutory reserves

The Company’s By-Laws, as amended by the ASM of May 18, 2004, provide for the following appropriation of net income for the year, after statutory deductions:

(i) 35% as mandatory dividend to all shareholders.

(ii) An amount not lower than 5% and not higher than 61.75% of net income to be transferred to a reserve for investments, in order to finance the expansion of the Company and its subsidiaries’ activities, including through subscriptions of capital increases or the creation of new businesses. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a participation of up to 5% of net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors in the beginning of the fiscal year.

(d) Reconciliation between the Company's shareholders' equity and consolidated shareholders' equity as of June 30, 2004

Parent company’s shareholders’ equity	4,071,272

Treasury stock acquired by the subsidiary CBB	(104,990)

Total consolidated shareholders' equity	3,966,282

(e) Treasury stock

Changes in the Company’s treasury stock during the quarter ended June 30, 2004 were as follows:

	Number of shares (in thousands)			Thousand of Reais

Description	Preferred	Common	Total

Balance on March 31, 2004	748,733	43,815	792,548	394,770
Acquisitions	881,318		881,318	568,857
Cancellations	(735,808)	(43,815)	(779,683)	(388,030)

Balance on June 30, 2004	894,183	-	894,183	575,597

In addition, CBB holds 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company, in the amount of R$ 104,990. Therefore, on June 30, 2004, the balance of treasury stock totals R$ 680,587 in the Company's consolidated financial statements.

11 Stock Ownership Plan - The Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of shareholders and employees.

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. Stock granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of stock purchase rights are no longer entitled to finance the purchase of shares effective 2003. As of June 30, 2004, the outstanding balance of loans relating to the plans granted prior to that date totals R$ 212,402 (March 31, 2004 - R$ 226,573). The loans are collateralized by the financed shares.

12 Treasury

(a) General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum and sugar.

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its real intent is to carry such assets to maturity on their respective due dates.

(b) Derivative instruments

The composition of outstanding mark-to-market derivatives exposure as of June 30 and March 31, 2004 is as follows:

Description	06.30.04	03.31.04

Currency hedge
US$/R$	4,054,026	3,675,559
Yen/US$	978,863	932,423
Peso/US$	160,480	155,449

Interest rate hedge
Floating LIBOR vs. fixed LIBOR	1,013,711	950,904
IDC vs. Fixed	861,736	(168,034)

Commodities hedge
Aluminum	140,781	27,123
Sugar	85,513	31,451

	7,295,110	5,604,875

(c) Currency and interest rate hedges

As of June 30, 2004, unrealized gains on variable earnings in derivative operations were limited to the lower value between the instruments yield curve or their relative market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the period ended June 30, 2004, an additional gain of R$ 99,902 (March 31, 2004 – R$ 178,019), as shown in the chart below:

Financial instruments	Book value	Market value	Unrealized variable gains

Public bonds	908,757	915,227	6,470
Swaps/forwards	22,480	115,912	93,432

	931,237	1,031,139	99,902

(d) Financial liabilities

The Company’s financial liabilities, represented mainly by the foreign debt securities (Bonds), Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices of each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have determined an additional loss, before income tax and CSLL, of approximately R$ 298,543, on June 30, 2004, as shown in the chart below:

Financial liabilities	Book value	Market value	Unrealized gains (losses)

Bonds	3,167,076	3,466,829	(299,753)
Syndicated loan	1,125,679	1,124,945	734
Import financing	92,834	92,358	476

	4,385,589	4,684,132	(298,543)

The criteria used to calculate the market value of the financial liabilities are as follows:

.	Bonds: secondary market value of the Notes based on the closing quotation on the base date of June 30, 2004 (approximately 114.89% of face value for Bond 2011 and 105.25% for Bond 2013).

.	Syndicated Loan: estimated value based on the secondary market for securities with a similar risk (on average, 3.99% p.a.);

.

Import financing: estimated value for closing new operations with financial institutions on the base date of June 30, 2004, for outstanding instruments with similar maturity terms (on average, 2.22% p.a.).

(e) Financial income and expenses

	Consolidated

	06.30.04	06.30.03

Financial income
Net gains on derivative instruments	220,476	13,437
Foreign exchange gains on financial investments	29,247	(93,763)
Financial income on cash equivalents	53,382	40,357
Financial charges on taxes, contributions and deposits in court	7,383	16,865
Other	19,761	(5,523)

	330,249	(28,627)

Financial expenses
Exchange rate gains (losses) on financings	(254,586)	465,353
Net losses on derivative instruments	(91,527)	(244,459)
Financial charges on foreign currency loans payable	(114,345)	(81,297)
Financial charges on loans in Reais	(31,313)	(34,477)
Taxes on financial transactions	(27,029)	(19,409)
Financial charges on contingencies and others	(11,377)	(18,030)
Other	(1,379)	(14,130)

	(531,556)	53,551

(f) Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, over a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures that monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions to prevent any credit risk concentration.

13 Income Tax and Social Contribution on Net Income - CSLL

(a) Reconciliation of consolidated Income Tax and CSLL expense with nominal rates

	Quarter ended

	06.30.04	06.30.03

Consolidated net income, before income tax and CSLL	304,328	198,678

Profit sharing and contributions	(24,778)	2,512

Consolidated net income, before Income Tax, CSLL and minority interest	279,550	201,190

Benefit (expense) of Income Tax and CSLL at nominal rates	(95,047)	(68,405)

Adjustments to determine the actual rate
Interest on own capital	33,385	38,978
Interest ownership gains (losses) arising from corporate restructuring	(4,158)	(6,503)
Income from foreign subsidiaries excluded from taxation	69,341	(205,363)
Equity gains in subsidiaries	11,246	13,127
Effects of deferred Income Tax / Social Contribution arising from tax loss carryforwards		147,964
Permanent additions, exclusions and other	(26,628)	527

Income Tax and CSLL expense	(11,861)	(79,675)

(b) Composition of benefit (expense) of Income Tax and CSLL

	Parent Company		Consolidated

	06.30.04	06.30.03	06.30.04	06.30.03

Current			(37,505)	(221,190)
Deferred	(5,107)	30,589	25,644	141,515

Total	(5,107)	30,589	(11,861)	(79,675)

(c) Composition of deferred taxes

	Parent Company		Consolidated

	06.30.04	03.31.04	06.30.04	03.31.04

Long term receivables
Tax loss carryforwards	196,288	194,207	1,247,029	1,203,389
Temporary differences
Non-deductible provisions	50,097	49,969	425,548	421,965
Other	(12,353)	(5,037)	230,785	209,938

	234,032	239,139	1,903,362	1,835,292

Long-term liabilities
Temporary differences
Accelerated depreciation			17,861	17,861
Other			38,653	5,198

			56,514	23,059

Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred Income Tax and CSLL on tax losses is as follows:

Nominal amounts) (millions of reais

2004	289
2005	250
2006	265
2007	308
2008	135

1,247

The asset recorded is limited to the amounts for which an offset is considered probable as supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that tax loss carryforwards is limited to 30% of pre-tax income for the year, under Brazilian tax laws.

Deferred income tax asset as of June 30, 2004 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of June 30, 2004 will be realized by the fiscal year 2008. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the estimates.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

14 Commitments With Suppliers

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

15 Operating Income (Expenses), Net

	Parent Company		Consolidated

	06.30.04	06.30.03	06.30.04	06.30.03

Operating income
Equity in results and gains in subsidiaries			33,076	44,428
Exchange gains or losses on investments abroad			84,864
Other operating income		11	2,364	8,511
Recovery of taxes and contributions			6,257

		11	126,561	52,939

Operating expenses
Exchange gains or losses on investments abroad				(143,965)
Amortization of goodwill	(21,287)	(21,185)	(70,552)	(59,825)
PIS and Cofins on other income			(27,482)	(2,099)
Provision for losses on unsecured liabilities		(394)

Other operating expenses	(1,986)	334	(8,784)	(153)

	(23,273)	(21,245)	(106,818)	(206,042)

Operating income (expenses), net	(23,273)	(21,234)	19,743	(153,103)

16 Non-operating Income (Expenses), Net

	Parent Company		Consolidated

	06.30.04	06.30.03	06.30.04	06.30.03

Non-operating income
Disposal of property, plant and equipment			5,834
Gain of interest ownership in investees			1,127
Other non-operating income		1	6,001

		1	12,962

Non-operating expenses
Disposal of property, plant and equipment				(11,456)
Provision for losses on property for sale			(2,185)
Loss of interest ownership in investees			(19,433)
Cost of divestitures			(16,132)
Other non-operating expenses			(1,391)	(434)

			(39,141)	(11,890)

Non-operating income (expenses), net		1	(26,179)	(11,890)

17 Insurance

As of June 30, 2004 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

18 Subsequent events

(a) Sale of the Marathon brand

On July 15, 2004, the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica – CADE) announced its decision about AmBev’s sale and distribution of Gatorade in Brazil, requiring the sale of the Marathon brand in order to authorize the maintenance of the Gatorade brand. The relative deadline and terms have not been defined yet, but the Company does not expect any significant effect from the sale of Marathon.

(b) Settlement of the syndicated loan

On July 28, 2004 the company totally settled its syndicated loan in the amount of R$ 974,663, net of the effect of the corresponding debt hedge.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
1	Total assets	14,127,407	14,201,654
1.01	Current assets	4,497,147	4,728,177
1.01.01	Available funds	1,029,232	1,347,499
1.01.01.01	Cash and cash equivalents	1,029,232	1,347,499
1.01.02	Credits	2,241,505	2,117,076
1.01.02.01	Marketable securities	1,205,062	1,162,920
1.01.02.02	Unrealized gains on derivatives	178,662	107,059
1.01.02.03	Trade accounts receivable	420,777	440,691
1.01.02.04	Taxes recoverable	437,004	406,406
1.01.03	Inventories	903,525	966,169
1.01.03.01	Finished products	137,075	173,708
1.01.03.02	Work in progress	52,600	58,477
1.01.03.03	Raw materials	512,049	547,252
1.01.03.04	Production materials	103,467	108,814
1.01.03.05	Supplies and other	98,334	77,918
1.01.04	Other	322,885	297,433
1.01.04.01	Other assets	322,885	297,433
1.02	Long term receivables	3,284,620	3,195,909
1.02.01	Sundry credits	2,527,468	2,437,037
1.02.01.01	Deposits in court, compulsory deposits and tax incentives	411,704	375,172
1.02.01.02	Advances to employees for purchase of shares	212,402	226,573
1.02.01.03	Deferred income tax and social contribution	1,903,362	1,835,292
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	757,152	758,872
1.02.03.01	Property, plant and equipment held for sale	137,454	141,701
1.02.03.02	Other assets	619,698	617,171
1.03	Permanent assets	6,345,640	6,277,568
1.03.01	Investments	1,806,266	1,840,874
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	1,778,152	1,813,387
1.03.01.02.01	Subsidiaries - Goodwill/Negative goodwill (net)	1,778,152	1,813,387
1.03.01.03	Other investments	28,114	27,487
1.03.02	Property, plant and equipment	4,275,847	4,181,164
1.03.03	Deferred charges	263,527	255,530

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
2	Total liabilities and shareholders' equity	14,127,407	14,201,654
2.01	Current liabilities	4,027,694	3,976,551
2.01.01	Loans and financing	2,267,464	2,229,154
2.01.02	Debentures	0	0
2.01.03	Suppliers	462,742	518,986
2.01.04	Taxes, charges and contributions	620,176	656,686
2.01.04.01	Income tax and social contribution	113,915	93,317
2.01.04.02	Other	506,261	563,369
2.01.05	Dividends payable	227,287	119,806
2.01.05.01	Dividends payable	24,000	14,710
2.01.05.02	Provisions for interest on own capital	203,287	105,096
2.01.06	Provisions	0	0
2.01.07	Payable to related parties	949	815
2.01.08	Other	449,076	451,104
2.01.08.01	Payroll, profit sharing and related charges	138,899	110,616
2.01.08.02	Losses on unrealized derivatives	10,142	14,323
2.01.08.03	Other liabilities	300,035	326,165
2.02	Long-term liabilities	5,894,105	5,635,910
2.02.01	Loans and financing	4,204,076	4,007,253
2.02.02	Debentures	0	0
2.02.03	Provisions	1,282,368	1,270,240
2.02.03.01	For contingencies	1,282,368	1,270,240
2.02.04	Payable to related parties	0	0
2.02.05	Other	407,661	358,417
2.02.05.01	Deferred taxes on sales	231,868	215,215
2.02.05.02	Other liabilities	175,793	143,202
2.03	Deferred income	0	0
2.04	Minority interest	239,326	238,920
2.05	Shareholders' equity	3,966,282	4,350,273
2.05.01	Paid-in capital	3,142,055	3,124,059
2.05.02	Capital reserves	19,173	19,173
2.05.02.01	Advances for future capital increase	0	0
2.05.02.02	Share purchase option premium	7,448	7,448
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	805,054	1,006,345
2.05.04.01	Legal	237,335	208,831
2.05.04.02	Statutory	1,248,306	1,271,399
2.05.04.02.01	For investments	1,248,306	1,271,399
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	25,875
2.05.04.05.01	Future capital increase	0	25,875
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(680,587)	(499,760)
2.05.04.07.01	Treasury stock	(680,587)	(499,760)
2.05.05	Retained earnings	0	200,696

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2004 to 06/30/2004	4 - 01/01/2004 to 06/30/2004	5 - 04/01/2003 to 06/30/2003	6 - 01/01/2003 to 06/30/2003
3.01	Gross sales and/or services	4,393,213	9,141,327	3,767,333	7,650,859
3.02	Deductions	(2,211,485)	(4,589,106)	(1,899,541)	(3,797,874)
3.03	Net sales and/or services	2,181,728	4,552,221	1,867,792	3,852,985
3.04	Cost of sales and/or services	(933,627)	(1,930,825)	(982,305)	(1,965,251)
3.05	Gross profit	1,248,101	2,621,396	885,487	1,887,734
3.06	Operating expenses/income	(917,594)	(1,854,139)	(674,919)	(880,348)
3.06.01	Selling	(465,828)	(915,780)	(315,139)	(624,940)
3.06.01.01	Marketing	(270,082)	(529,390)	(167,636)	(334,447)
3.06.01.02	Direct distribution	(195,746)	(386,390)	(147,503)	(290,493)
3.06.02	General and administrative	(271,426)	(537,106)	(231,899)	(451,610)
3.06.02.01	Administrative	(120,896)	(231,806)	(101,672)	(198,330)
3.06.02.02	Management fees	(6,681)	(13,290)	(1,585)	(3,925)
3.06.02.03	Depreciation, amortization and depletion	(124,065)	(242,773)	(101,850)	(196,558)
3.06.02.04	Provisions for contingencies	(19,784)	(49,237)	(26,792)	(52,797)
3.06.03	Financial	(201,307)	(417,120)	24,924	406,104
3.06.03.01	Financial income	330,249	443,097	(28,627)	402,538
3.06.03.02	Financial expenses	(531,556)	(860,217)	53,551	3,566
3.06.04	Other operating income	126,561	197,293	52,939	113,273
3.06.05	Other operating expenses	(106,818)	(181,748)	(206,042)	(321,649)
3.06.06	Equity in the result of subsidiaries	1,224	322	298	(1,526)
3.07	Operating profit	330,507	767,257	210,568	1,007,386
3.08	Non-operating results	(26,179)	(42,467)	(11,890)	(28,310)
3.08.01	Income	12,962	42,555	0	12,023
3.08.02	Expenses	(39,141)	(85,022)	(11,890)	(40,333)
3.09	Income before taxes/profit sharing	304,328	724,790	198,678	979,076
3.10	Income tax and social contribution	(37,505)	(120,343)	(221,190)	(428,248)
3.11	Deferred income tax	25,644	29,532	141,515	96,196
3.12	Statutory profit sharing/contributions	(24,778)	(54,926)	2,512	(8,519)
3.12.01	Profit sharing	(24,778)	(54,926)	2,512	(8,519)
3.12.01.01	Employees	(20,148)	(44,856)	1,560	(10,241)
3.12.01.02	Management	(4,630)	(10,070)	952	1,722
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(2,628)	(8,982)	6,994	(1,034)
3.15	Net income for the period	265,061	570,071	128,509	637,471
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)	36,706,570	36,706,570	38,033,298	38,033,298
	EARNINGS PER SHARE	0.00722	0.01553	0.00338	0.01676
	LOSS PER SHARE

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	COMPANHIA BRASILEIRA DE BEBIDAS	60.522.000/0001-83	PRIVATE SUBSIDIARY	99.99	141.96
COMMERCIAL, MANUFACTURING AND OTHER		55,087,640		55,087,640

02	HOHNECK	PRIVATE SUBSIDIARY	0.01	0.00
COMMERCIAL, MANUFACTURING AND OTHER		10,000	10,000

03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		6,510		6,510

04	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	8.22
COMMERCIAL, MANUFACTURING AND OTHER		1		1

16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY

COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended June 30, 2004 and 2003.

	In thousands of reais
	06.30.04	06.30.03

Operating activities
Net income for the quarter	265,061	128,509
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	204,485	185,630
Tax, labor and other contingencies	19,784	26,792
Financial charges on tax and fiscal contingencies	11,707	8,080
Provision for losses on inventory and permanent assets	(2,177)
Financial charges and variations on the stock ownership plan	(13,483)	(5,708)
Financial charges and variations on taxes and contributions	(401)	(10,060)
Loss in the disposal of permanent assets	32,943	11,456
Exchange rate variation and charges on financings	395,476	(338,289)
Unrealized exchange rate variation and gains on financial assets	(34,288)	152,111
Increase (reduction) of deferred income tax and social contribution	(25,644)	(141,515)
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	(65,889)	105,621
Amortization of goodwill, net of realized negative goodwill	70,552	59,825
Minority interest	2,628	(6,994)
Equity in the results of affiliates	(1,224)	(298)
Loss of interest ownership in subsidiaries	19,433
Decrease (increase) in assets
Trade accounts receivable	13,198	63,462
Taxes recoverable	(23,795)	64,785
Inventories	72,377	84,384
Deposits in court	(36,494)	(44,089)
Prepaid expenses	(28,009)	(45,809)
Other	46,031	(65,067)
Increase (decrease) in liabilities
Suppliers	(85,730)	(187,348)
Salaries, profit sharing and social charges	50,239	14,224
Income tax, social contribution and other taxes	(6,008)	210,378
Disbursements linked to contingency provision	(13,702)	(3,393)
Other	(38,184)	(79,680)

Cash generated by operating activities	828,886	187,007

	In thousands of reais
	06.30.04	06.30.03

Investing activities
Marketable securities (maturity over 90 days)	(76,777)	298,776
Securities and collateral	(2,348)	(19,145)
Acquisition of investments, net of acquired cash	(6,623)	(28,856)
Disposal of permanent assets	5,289	5,919
Acquisition of property, plant and equipment	(229,026)	(168,635)
Expenditures on deferred charges	(28,801)	(42,525)
Share buyback by subsidiary	(23,748)

Cash generated by (used in) investment activities	(362,034)	45,534

Financing activities
Financings
Funding obtained	973,859	127,327
Amortization	(1,205,002)	(269,016)
Changes in the capital of minority shareholders	(8,256)	(5,819)
Capital increase	6,582
Received from employees for the purchase of shares	29,718	93,392
Share buyback	(568,857)	(197,130)
Payment of dividends	(13,265)	(6,619)

Cash used in financing activities	(785,221)	(257,865)

Exchange rate gains or losses on cash and cash equivalents	102	(76,374)

Decrease in cash and cash equivalents	(318,267)	(101,698)

Cash and cash equivalents at beginning of the quarter	1,347,499	720,931

Cash and cash equivalents at end of the quarter	1,029,232	619,233

Decrease in cash and cash equivalents	(318,267)	(101,698)

17.01 - REPORT ON SPECIAL REVIEW - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Bebidas das Américas – AmBev and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2004, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.

Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

Our limited review was conducted with the purpose of issuing a report on the interim financial statements referred to in the first paragraph. The statement of cash flows, which is being presented in the interim financial statements to provide supplementary information on the Company, is not required in conformity with Brazilian accounting practices. The statement of cash flows was submitted to the limited review procedures described in the second paragraph and we have concluded that there are no material modifications that should be made for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5.

The Company and consolidated balance sheets as of March 31, 2004, presented for comparative purposes, were reviewed by us and our special review report, dated April 30, 2004, was unqualified. The Company and consolidated statements of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, were reviewed by other independent auditors who issued a special review report thereon, dated July 31, 2003, without qualification.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 30, 2004

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Independent Auditors	Engagement Partner

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION
01	02	HEAD OFFICE
01	03	INVESTOR RELATIONS OFFICER (Address for Correspondence with Company)
01	04	GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
01	05	CAPITAL COMPOSITION
01	06	COMPANY PROFILE
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
01	08	CASH DIVIDENDS
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR
01	10	INVESTOR RELATIONS OFFICER
02	01	BALANCE SHEET - ASSETS
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
03	01	STATEMENT OF INCOME
04	01	NOTES TO THE QUARTERLY STATEMENTS
06	01	CONSOLIDATED BALANCE SHEET - ASSETS
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY
07	01	CONSOLIDATED STATEMENT OF INCOME
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY
17	01	REPORT ON THE SPECIAL REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED
		COMPANHIA BRASILEIRA DE BEBIDAS
		HOHNECK
		EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.